Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
AmREIT, Inc.
We consent to the use of our report included herein dated March 18, 2011, except for notes 2, 15 and 16 which are as of August 29, 2011 with respect to the consolidated balance sheets of AmREIT, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010 and the related financial statement schedule, which appears in Amendment No. 1 to the registration statement on Form S-11 of the Company, and to the reference to our firm under the heading “Experts” in the prospectus.
Our report with respect to the consolidated financial statements makes reference to the Company retrospectively applying certain reclassifications associated with discontinued operations.
/s/ KPMG llp
Houston, Texas
August 29, 2011